

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

VIA E-Mail
Mr. Robin Lee
Chief Financial Officer and Treasurer
SPDR Gold Trust
c/o World Gold Trust Services, LLC
510 Madison Avenue, 9th Floor
New York, New York 10022

> **Re:** **SPDR Gold Trust**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 28, 2012**
> **File No. 001-32356**

Dear Mr. Robin Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1. Business

The Trustee, page 15

1. We note your disclosure on page 15 that the Trustee may visit the premises of the Custodian up to twice a year. In future Exchange Act periodic reports, please disclose whether during the reporting period the Trustee visited the premises of the Custodian and examined the Trust's gold and records.

2.   We note your disclosure on page 15 that the Trustee has no right to visit the premises of any sub-custodian for the purposes of examining the Trust's gold and related records. We also note your disclosure on page 31 that neither the Trustee nor the Custodian monitors or oversees the activities of any sub-custodian who may temporarily hold the Trust's gold bars. In future Exchange Act periodic reports, please discuss whether the Custodian has the right to visit the premises of any sub-custodian for the purposes of examining the Trust's gold.

Item 1A. Risk Factors

"The Share may trade at a price which is at, above or below the NAV . . . ," page 27

3.   In future Exchange Act periodic reports, please discuss, if applicable, any material fluctuations between the trading price and NAV per share.

Note 2.1 – Valuation of Gold, page F-8

4.   We note that gold is valued, for financial statement purposes, at the lower of cost or market.   Please clarify whether this policy also applies to gold held in your unallocated gold account.   To the extent it does, please clarify your basis in GAAP for applying this policy to your unallocated gold.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.   Please contact Beth Frohlichstein at (202) 551-3789 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant